Exhibit 99.1
Æterna Zentaris to Raise US$10 Million
from Institutional Investors at US$1.88 Per Share
Quebec City, Canada, June 19, 2009 — Æterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, announced today that it has received commitments to purchase US$10 million of units comprised of common shares and common share purchase warrants in a registered direct offering. Æterna Zentaris expects to receive net proceeds of approximately US$9.25 million after deducting placement agent fees and other offering expenses. Under the terms of a Securities Purchase Agreement, the Company will sell to such institutional investors an aggregate of 5,319,149 common shares of its capital at a price of US$1.88 per share and issue warrants to acquire an aggregate of 1,861,702 common shares at an exercise price of US$2.06 per share.
The warrants to purchase additional common shares of Æterna Zentaris will be exercisable beginning three months after issuance and will expire 30 months after issuance. All of the common shares and warrants were offered pursuant to an effective shelf registration statement. Proceeds from the transaction will be used for general corporate purposes, including clinical development of our leading oncology and endocrinology compounds. The offering is expected to be consummated no later than June 24, 2009, subject to customary closing conditions.
Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., (Nasdaq: RODM), acted as the exclusive placement agent for the transaction. The placement agent will receive thirty-month warrants, exercisable beginning six months after issuance, to purchase 287,234 common shares at US$2.35 per share.
In connection with the offering, the Company will file a prospectus supplement to its existing base shelf prospectus with the Canadian securities regulatory authorities and with the Securities and Exchange Commission. Copies of the prospectus supplement and accompanying prospectus may be obtained directly from the Company or by contacting Æterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Canada G1P 4P5.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering is being made by means of a prospectus supplement to the Company’s existing base prospectus that is part of its shelf registration statement previously filed with and declared effective by the Securities and Exchange Commission.
About Æterna Zentaris Inc.
Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

Investor Relations	Media Relations

Ginette Vallières	Paul Burroughs
Investor Relations Coordinator	Director of Communications
(418) 652-8525 ext. 265	(418) 652-8525 ext. 406
gvallieres@aezsinc.com	pburroughs@aezsinc.com